Skadden, Arps, Slate, Meagher & Flom
			       919 Third Avenue
			      New York 10022-3897

				 (212)735-3000
			       Fax:(212)735-2000





					     October 3, 1994


Syntex Corporation
3401 Hillview Avenue
Palo Alto, California  94304

Gentlemen:

	       We have acted as tax counsel to you, Syntex Corporation, a corporation organized under the laws of Panama (the "Company"), in connection with the acquisition (the "Acquisition") of the Company by Roche Capital Corporation, a corporation organized under the laws of Panama ("Capital") and an indirect wholly-owned subsidiary of Roche Holding Ltd., a Swiss corporation ("Holding"). You have requested that we confirm our opinion, previously delivered to you and set forth under the heading "Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus, as amended, regarding the U.S. federal income tax consequences to shareholders of the Company who receive, pursuant to the merger (the "Merger") of Roche (Panama) Corporation (the "Sub") with and into the Company, shares of a new series of limited conversion preferred stock ("LCPS") of Capital. The Merger is the final step in the Acquisition.

	       In rendering our opinion and in confirming the same, we have reviewed the Acquisition Agreement and Plan of Merger, dated as of May 1, 1994, among the Company, Capital, and Sub (the "Merger Agreement"), and such other materials and documents as we have deemed necessary or appropriate as a basis for our opinion.

	       In rendering our opinion and in confirming the same, we have assumed that the Acquisition will be consummated in accordance with the Merger Agreement and that the Proxy Statement/Prospectus and the Offer to Purchase set forth in Schedule 14D-1 of Capital, as amended, accurately reflect the material facts of the Acquisition and those surrounding the Company, Capital, and Sub. In addition, as to any facts material to our opinion which we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company, Capital, and others as contained in the Proxy Statement/Prospectus and Schedule 14D-1 of Capital.

	       In rendering our opinion and in confirming the same, we have considered the applicable provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant.

	       Based upon the foregoing, we confirm our opinion set forth in
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the discussion presented under the heading "Certain Federal Income Tax
Consequences" in the Proxy Statement/Prospectus. We express no opinion other than identified as our opinion and set forth under the heading "Certain
Federal Tax Consequences" in the Proxy Statement/Prospectus. In particular, we express no opinion as to other aspects of the discussion set forth under the heading "Certain Federal Income Tax Consequences".

	       The opinion is being furnished in connection with the Acquisition. This opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission. Notwithstanding the previous sentence, we hereby consent to the filing of this form of opinion with the Securities and Exchange Commission as an exhibit to the Proxy Statement/Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.


					     Very truly yours,


				       /s/ Skadden, Arps, Slate,
						   Meagher & Flom